Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202

September 9, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:	Yuma Delaware Merger Subsidiary, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 25, 2016
File No. 333-212103

Dear Mr. Schwall:

We are submitting this letter on behalf of Yuma Delaware Merger Subsidiary, Inc. (the “Company” or “Yuma Delaware”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 2, 2016 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-212103) filed with the Commission on August 25, 2016 (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery, eight (8) copies of Amendment No. 3 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Risk Factors, page 43

Risks Relating to the Combined Company’s Operations After Consummation of the Merger, page 61

Following the merger, Yuma Delaware will have limited liquidity which could adversely affect its ability to operate its business…, page 61

1.
Please expand your risk factor disclosure to clarify why an initial borrowing base and minimum aggregate loan commitment of $44.0 million will provide sufficient liquidity to support the combined entities’ operations after consummation of the merger.

Response: The Company has revised the disclosure on page 61 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Yuma, page 147

Liquidity and Capital Resources, page 158

2.
Please expand your disclosure to explain why there is a reasonable expectation of obtaining a borrowing base of not less than $44.0 million in light of the results of operations and average realized prices for the six months ended June 30, 2016 presented on pages 149 and 171, the redeterminations that have occurred during 2016 as described on pages 46 and page F-119, and the events described in Note 16 on page F-79.

Response: The Company has revised the disclosure on pages 158 and 178 of Amendment No. 3

Exhibits

3.
Please file updated auditors’ consents in your next amendment to the registration statement.

Response: The Company has filed updated auditor consents as Exhibits 23.1 and 23.2 to Amendment No. 3.

Exhibits 8.1 and 8.2 (previously filed)

4.
In your response to prior comment 17 from our letter to you dated August 15, 2016, you confirmed that the Representation Certificates “have been received,” which is consistent with the text indicating that such certificates have the same date as each executed opinion. It is unclear why counsel suggests that it has the right to take action based upon facts that it knows will not occur. In these circumstances, please obtain and file revised opinions which do not retain this suggestion.

Response: The Company has revised and refiled Exhibits 8.1 and 8.2 as part of Amendment No. 3.

* * *

In addition, the Company hereby acknowledges that:

●
should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing answers adequately address the Staff’s comments. As noted above, we are concurrently submitting Amendment No. 3 to the Registration Statement. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, or Adam J. Fogoros by telephone at (303) 573-1600 or by e-mail at adamf@joneskeller.com, with any questions or comments regarding this correspondence.
Very truly yours, JONES & KELLER, P.C. /s/ Reid A. Godbolt Reid A. Godbolt

cc via email:	Mark Wojciechowski, Esq.
Kimberly Calder, Esq.
John Hodgin, Petroleum Engineer
Lisa Krestynick, Esq.
Timothy S. Levenberg, Esq.